ATACAMA
MINERALS CORP.

Atacama Minerals Corporation
1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Tel: (604) 689-7842 Fax: (604) 689-4250 www.atacama.com

April 16, 2002

02028755

SUPPL

FILE NO: 82-3496

02 MAY -2 AM 8:36

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549
USA

Dear Sirs:

Re: Press Release dated April 16, 2002

Please find enclosed a press release which was disseminated today. This press release is filed in maintenance of the company's 12-G exemption.

Yours very truly,

ATACAMA MINERALS CORP.

Shane

Sophia Shane,
Corporate Development

Enc.

cc: Moody's Investors Services

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

dlw 5/2

1320 - 885 West Georgia Street • Vancouver, B.C. Canada V6C 3E8 • Tel: (604) 689-7842 • Fax: (604) 689-4250 • www.atacama.com

ATACAMA MINERALS CORP.

1320 - 885 West Georgia Street, Vancouver, B.C. Canada V6C 3E8
Telephone: (604) 689-7842 • Facsimile: (604) 689-4250 • www.atacama.com

NEWS RELEASE

AGUAS BLANCAS OFFICIAL MINE OPENING CEREMONY

April 16, 2002 (AAM – CDNX) ... Atacama Minerals Corp. (the "Company") is pleased to announce the official opening of the Aguas Blancas industrial mineral mine located in the Atacama Desert of northern Chile. The opening ceremonies will take place on April 17, 2002 and will be attended by Chilean industry and government representatives, significant shareholders of the Company, investment bankers, industry reporters and financial analysts and newsletter writers.

Aguas Blancas is a world class deposit of iodine, sulphate and nitrate located in the Atacama Desert of northern Chile, 100 kilometres from the major Chilean port of Antofagasta. Aguas Blancas achieved first phase production of 720 tonnes of iodine per annum in January, 2002, eleven months after commencement of construction. The Company recently announced an accelerated expansion program for Aguas Blancas. Iodine capacity will be increased in 2002 to 1100 tonnes per annum and to 1500 tonnes in the first half of 2003. Commencement of nitrate and sulphate production will be accelerated as well. Construction of evaporation ponds to facilitate nitrate and sulphate production will commence immediately. Targeted ultimate production (to be achieved in staged expansions) for nitrates is 100,000 tonnes per annum and sodium sulphate 300,000 tonnes.

At these planned production levels Atacama Chile will be one of the largest producers of iodine in the world, the largest producer of sodium sulphate in South America and a significant nitrate producer. Atacama Minerals Chile S.C.M. holds a 50% interest in the project. ACF Minera S.A. holds the remaining 50% and is the operator.

ON BEHALF OF THE BOARD

"Richard P. Clark"
President

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

For further information, please contact:
Sophia Shane, Corporate Development (604) 689-7842